QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

NorthStar Realty Finance Corp.
List of Significant Subsidiaries

Entity Name	Formation Jurisdiction
NorthStar Realty Finance Limited Partnership	Delaware
NRFC Sub-REIT Corp.	Maryland
NRFC NNN Holdings LLC	Delaware
NRFC WA Holdings LLC	Delaware
NRFC WA Holdings II LLC	Delaware
NS Holdings I LLC	Delaware
NorthStar OS VII, LLC	Delaware
N-Star Real Estate CDO VII, Ltd	Cayman
NS Holdings IV LLC	Delaware
NorthStar OS VIII, LLC	Delaware
NS CDO Holdings VIII 2, LLC	Delaware
N-Star Real Estate CDO VIII, Ltd	Cayman
Monroe Capital NorthStar Funding, LLC (FNA NRF-MC Funding LLC)	Delaware
NRFC Wakefield Holding Company LLC	Delaware
Wakefield Capital, LLC	Delaware
NorthStar Real Estate Securities Opportunity Fund GP, Ltd.	Cayman
NorthStar Real Estate Securities Opportunity Master Fund, LP	Cayman

QuickLinks

  Exhibit 21.1